
02020017

1-12440

EXECUTED

FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

P.E.
3/4/02

**REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
FOR MARCH 4, 2002**

ENERSIS S.A.

(Exact name of Registrant as specified in its charter)

Republic of Chile
(Jurisdiction of Incorporation)

Avenida Kennedy 5454
Vitacura
Santiago, Chile
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

FORM 20-F X FORM 40-F___

[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

YES ___ NO X

[If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] Not applicable

ENERSIS S.A.

Table of Contents



FOR IMMEDIATE RELEASE
For further information, please contact:

Ricardo Alvial
Chief Investments and Risks Officer
ENERSIS S.A.
(562) 353-4682
Susana Rey, srn@e.enersis.cl
Pablo Lanyi-Grunfeldt, pll@e.enersis.cl

ENERSIS ANNOUNCES CONSOLIDATED AUDITED RESULTS
FOR THE YEAR ENDED DECEMBER 31, 2001

(Santiago, Chile, February 28th, 2002) Enersis (NYSE: ENI), today announced audited consolidated financial results for the year ended December 31, 2001. All figures are in constant Chilean Pesos and US dollars, and in accordance with Chilean Generally Accepted Accounting Principles (Chilean GAAP) as seen in the standardized form required by Chilean authorities (FECU). Figures corresponding to December 31, 2000 have been adjusted by the CPI variation between both periods, equal to 3.1%.

For the purpose of converting Chilean pesos (Ch$) into US dollars (US$), we have used the exchange rate prevailing as of December 31th. 2001, equal to US$ 1 = Ch$ 654.79.

The consolidation includes the following investment vehicles and companies,

a) In Chile: Endesa Chile (NYSE: EOC) and its subsidiaries, Chilectra (OTC: CLRAY), Río Maipo, Synapsis, CAM Uno(formerly CAM), CAM (formerly Diprel), Inm. Manso de Velasco.
b) Outside of Chile: Distrilima (Perú), Cerj and Investluz (Brazil), Edesur (Argentina), Luz de Bogotá (Colombia).

Highlights for the period ended December 31, 2001

- **Enersis Net Income amounted to US$ 63 million,**
  - **US$ 299 million improvement of Operating Income, or 37% increase**
  - **US$ 75 million decrease in interest expense**
  - **US$ 18 million of higher adverse effect of foreign exchange translation and price level restatement.**
- **Operating revenues increased by US$ 448 million or 11%**
- **Selling and Administrative Expenses decreased by US$ 44 million, or 10%**
- **Labor productivity increased from 1,223 up to 1,379 clients per employee**
- **Clients increased in 317,000 , more than the total client base of Rio Maipo**
- **Endesa Chile´s Operating Results increased 30%, or US$ 120 million, to US$ 516 million**
- **Investments made by Enersis Group, during 2001, amounted to US$ 716 million, 30% of which were done in Chile**
- **Investments in generation (basically Ralco project), reached US$ 200 million**
- **Investments in distribution reached US$ 512 million, and were mainly addressed to maintenance programs, service quality improvement, and extension of electric coverage**
- **EBITDA increased by 24%,or US$ 337 million**

Main events during the period

For the year ended December 31, 2001, the Company achieved a **Net Profit** of US$ 63 million compared to the profit of US$ 142 million for the twelve months ended December 2000.

With respect to the decrease in profit in the period December to December, it is important to consider that most of the profit in 2000 was related to the one time extraordinary profit of US$ 230 million related to the sale of the Company's investments in Aguas Cordillera, Aguas Puerto and Transelec.

An essential element in the positive result in 2001 was the significant growth in operating income that grew by 36% or US$ 299 million, reaching US$ 1,119 million. The subsidiaries that contributed most to this improvement in operating income were Endesa, Cerj and Edesur.

This improved operating income comprises mainly US$ 170 million from the distribution business (57% of total operating income) and US$ 117 million from the generation business (39% of total operating income).

This growth in operating income is particularly noteworthy considering it was attained in the midst of a fairly depressed regional economic scenario throughout 2001 that was made significantly worse by the events that have been taking place in Argentina since November 2001.

Furthermore, another positive aspect achieved during 2001 was the greater balance reached between the generation and the distribution businesses in most of the countries where we operate. This has contributed to a greater stability in aggregate cash flows.

Finally, in the area of financial operations, we must highlight the repurchase of Yankee Bonds carried out by Enersis and its subsidiary, Endesa Chile that produced a final profit of US$ 24 million after taxes.

With regard to the evolution of the Minority Interests, this decreased by US$ 87 million, essentially as a result of the lower profits from affiliated companies and, to a lesser degree, of the increase in the shareholding in Chilectra and Río Maipo, investments made by the Company during the past two years.

Performance of Distribution Business

In this segment, we highlight the increase in physical sales achieved by Chilectra and Río Maipo (Santiago), Edesur (Buenos Aires) and Edelnor (Lima) which, unfortunately, were not able to compensate the decrease in sales registered by Codensa (Bogotá), Cerj (Río de Janeiro) and Coelce (Ceará). In the case of the last two, the fall was due to the rationing of power due to the drought in Brazil during 2001, and implied , for the whole group, a 1.2% reduction in aggregated physical sales or 593 GWh.

The growth of US$ 170 million in operating income was explained mainly by Cerj (US$ 87 million), Edesur (US$ 40 million), Coelce (US$ 19 million) and Codensa (US$ 11 million).

In this same line of business, there was also a sustained improvement in the productivity ratio during 2001 in all subsidiaries in the five countries where they operate. The average productivity rose from 1,223 clients per employee to 1,379 clients per employee, an improvement of 13%. This was the result of the addition of 317,000 new clients as well as a reduced staff complement related to a more efficient distribution of human resources within the Group that led to a significant reduction in cost of salaries that will continue to be reflected in future periods.

Performance of Generating Business

The Operating Income of this business segment rose by 30.4%, due principally to the improved results in Chile, Peru and Colombia while they declined in Brazil and Argentina.

In Chile, the improvement in operating income US$ 103 million, was the result of an increase of 34.9% in average tariffs and an increase of 13.2% in the generation of hydroelectricity. In Peru, the increase by US$ 18 million was due mainly to a 17.6% rise in physical sales, reflecting the greater generating capacity, and to the increase, in October 2000, of 191 MW of new additional capacity. In Colombia, operating income rose by US$ 13 million as a result of a 9.2% increase in physical sales and a 16.4% rise in average tariffs. In Brazil, the fall in operating income by US$ 5 million is due to a lower level of generation of hydroelectricity which implied a greater need to purchase power. Finally, in Argentina the fall by US$ 8 millions explained by the drop in physical sales at Central Costanera and to lower spot prices that could not be entirely compensated by the increase in generation of hydroelectricity at El Chocón as a result of a greater availability of water.

Details of the variations described above can be found in the following pages, in the Analysis of the Financial Statements, which includes comments on the principal accounts in the Income Statement, Financial Statements and Principal Cash Flows, compared with the information corresponding to December 31, 2000.

On the other hand, in the financial area, the exchange rate continued to rise, reaching a record level of over Ch$ 700, a circumstance which had great impact on the foreign exchange translation line. The closing exchange rate on December 31 was Ch$ 654.79 which, compared to the closing figure on December 31, 2000 of Ch$ 573.65, represents a devaluation of 14%.

As of December 17, 2001, the shares of both Enersis and Endesa Chile, are being traded in the Latin American Stock Market, Latibex, listed under the Madrid Stock Market within the framework of globalization of the principal companies in the region.

Consolidated Income Statement
(Under Chilean GAAP, million Ch$)

Table 1.2
Million Ch$

	YE 01	YE 00	Var 01-00	Chg %
Revenues from Generation	978,692	879,072	99,620	11.3%
Revenues from Distribution	2,106,635	1,944,085	162,550	8.4%
Revenues from Other Businesses	187,605	168,486	19,119	11.3%
Consolidation Adjustments	(302,659)	(314,898)	12,239	-3.9%
Operating Revenues	**2,970,273**	**2,676,745**	**293,528**	**11.0%**
Operating Expenses	**(1,966,322)**	**(1,839,840)**	**(126,483)**	**-6.9%**
Operating Margin	**1,003,950**	**836,905**	**167,045**	**20.0%**
Selling and Administrative Expenses	(271,383)	(300,255)	28,871	9.6%
Operating Income	**732,567**	**536,650**	**195,916**	**36.5%**
Net Financial Income (Expenses)	**(381,145)**	**(413,478)**	**32,333**	**7.8%**
Interest Income	54,944	72,002	(17,057)	-23.7%
Interest Expense	(436,089)	(485,479)	49,390	10.2%
Net Income from Related Companies	**(10,387)**	**75**	**(10,462)**	**-14039.3%**
Equity Gains from Related Companies	3,524	4,415	(891)	-20.2%
Equity Losses from Related Companies	(13,911)	(4,340)	(9,570)	-220.5%
Net other Non Operating Income (Expense)	**13,875**	**334,574**	**(320,699)**	**-95.9%**
Other Non Operating Income	190,907	450,001	(259,094)	-57.6%
Other Non Operating Expenses	(177,032)	(115,427)	(61,605)	-53.4%
Net of Monetary Exposure	**(27,851)**	**(16,023)**	**(11,828)**	**-73.8%**
Price Level Restatement	2,112	(14,808)	16,919	114.3%
Foreign Exchange Effect	(29,963)	(1,215)	(28,747)	-2365.5%
Positive Goodwill Amortization	**(77,989)**	**(69,625)**	**(8,363)**	**-12.0%**
Non Operating Income	**(483,496)**	**(164,477)**	**(319,019)**	**-194.0%**
Net Income b. Taxes, Min Int and Neg Goodwill Amo	**249,070**	**372,173**	**(123,103)**	**-33.1%**
Income Tax	(132,706)	(142,062)	9,355	6.6%
Minority Interest	(121,507)	(178,641)	57,134	32.0%
Negative Goodwill Amortization	46,070	41,405	4,665	11.3%
NET INCOME	**40,926**	**92,875**	**(51,949)**	**-55.9%**

Consolidated Income Statement
(Under Chilean GAAP, thousand US$)

Table 1.2.1
Th. US$

	YE 01	YE 00	Var 01-00	Chg %
Revenues from Generation	1,494,665	1,342,525	152,140	11.3%
Revenues from Distribution	3,217,268	2,969,021	248,248	8.4%
Revenues from Other Businesses	286,512	257,313	29,199	11.3%
Consolidation Adjustments	(462,223)	(480,914)	18,691	-3.9%
Operating Revenues	**4,536,222**	**4,087,944**	**448,277**	**11.0%**
Operating Expenses	**(3,002,982)**	**(2,809,817)**	**(193,165)**	**-6.9%**
Operating Margin	**1,533,240**	**1,278,128**	**255,112**	**20.0%**
Selling and Administrative Expenses	(414,459)	(458,551)	44,093	9.6%
Operating Income	**1,118,781**	**819,576**	**299,205**	**36.5%**
Net Financial Income (Expenses)	**(582,087)**	**(631,466)**	**49,379**	**7.8%**
Interest Income	83,912	109,962	(26,050)	-23.7%
Interest Expense	(665,998)	(741,428)	75,429	10.2%
Net Income from Related Companies	**(15,863)**	**114**	**(15,977)**	**-14039.3%**
Equity Gains from Related Companies	5,381	6,743	(1,361)	-20.2%
Equity Losses from Related Companies	(21,245)	(6,629)	(14,616)	-220.5%
Net other Non Operating Income (Expense)	**21,190**	**510,964**	**(489,774)**	**-95.9%**
Other Non Operating Income	291,555	687,245	(395,691)	-57.6%
Other Non Operating Expenses	(270,365)	(176,281)	(94,084)	-53.4%
Net of Monetary Exposure	**(42,534)**	**(24,470)**	**(18,064)**	**-73.8%**
Price Level Restatement	3,225	(22,615)	25,840	114.3%
Foreign Exchange Effect	(45,759)	(1,856)	(43,903)	-2365.5%
Positive Goodwill Amortization	**(119,105)**	**(106,332)**	**(12,773)**	**-12.0%**
Non Operating Income	**(738,399)**	**(251,191)**	**(487,209)**	**-194.0%**
Net Inc b. Taxes, Min Int and Neg Goodwill Amort	**380,382**	**568,386**	**(188,004)**	**-33.1%**
Income Tax	(202,670)	(216,958)	14,287	6.6%
Minority Interest	(185,567)	(272,822)	87,255	32.0%
Negative Goodwill Amortization	70,358	63,234	7,124	11.3%
NET INCOME	**62,503**	**141,840**	**(79,337)**	**-55.9%**

Consolidated Income Statement Analysis As Seen In The FECU

Operating Revenues grew by 11% or US$ 448 million as a result of higher revenues from sales in the distribution and generation business segments.

Whereas operating income grew by 11%, **Operating Expenses** grew by only 6.9% or US$ 193 million as a consequence of the important emphasis that the Enersis Group placed during the year on cost reductions.

Administration and Sales Expenses fell by US$ 44 million from US$ 459 million to US$ 414 million as a consequence of a reduction in the labor force, lower general expenses and outsourcing costs and to the reduction in provisions for bad debts.

As a result of the above, **Operating Income** improved from 20% of operating revenues in December 2000 to 25% of operating revenues in 2001.

Operating Income, by subsidiary, can be seen in the table below:

Table 1.3

Operating results main subsidaries (million Ch$)	Dic-01	Dic-00	Var 01-00	%Var 01-00
Chilectra S.A.	79,289	74,020	5,269	7.1%
Río Maipo S.A.	10,029	10,502	(473)	(4.5%)
Edesur S.A.	114,416	88,180	26,236	29.8%
Edelnor S.A.	33,632	28,932	4,700	16.2%
Cerj	67,973	11,097	56,876	512.5%
Coelce	42,438	29,974	12,464	41.6%
Codensa S.A.	27,762	20,446	7,316	35.8%
Endesa S.A.	337,840	259,154	78,686	30.4%
CAM Uno (formerly CAM)	6,926	6,268	658	10.5%
Inmobiliaria Manso de Velasco S.A.	2,912	8,252	(5,340)	(64.7%)
CAM (formerly Diprel)	5,112	2,658	2,454	92.3%
Synapsis soluciones y servicios IT Ltda.	7,170	5,107	2,063	40.4%

Table 1.3.1

Operating results main subsidiaries (thousand US$)	Dic-01	Dic-00	Var 01-00	%Var 01-00
Chilectra S.A.	121,091	113,044	8,047	7.1%
Río Maipo S.A.	15,316	16,039	(722)	(4.5%)
Edesur S.A.	174,737	134,669	40,068	29.8%
Edelnor S.A.	51,363	44,185	7,178	16.2%
Cerj	103,809	16,947	86,861	512.5%
Coelce	64,812	45,777	19,035	41.6%
Codensa S.A.	42,398	31,225	11,173	35.8%
Endesa S.A.	515,952	395,782	120,170	30.4%
CAM Uno (formerly CAM)	10,577	9,573	1,005	10.5%
Inmobiliaria Manso de Velasco S.A.	4,447	12,603	(8,155)	(64.7%)
CAM (formerly Diprel)	7,807	4,059	3,748	92.3%
Synapsis S.A.	10,950	7,799	3,151	40.4%

Non-Operating Result recorded a loss of US$ 487 million, explained mainly by the following:

- Net Interest Margin: Improved by US$ 49 million from expenses of US$ 631 million to expenses of US$ 582 million, basically due to lower interest expense related to a general decline in interest rates and to the Company's lower indebtedness.

- Net results from investments in related companies that reflect a greater loss of US$ 16 million due to the effects of the important adjustment in the exchange rate on the related companies of Endesa Chile.

- Net Other Income and Expenses reflects a net profit of US$ 21 million, US$ 490 million less than that registered in December 2000. In this respect, we must bear in mind that during 2000, US$ 304 million were booked as a result of the sale of the shares in related companies(Aguas Cordillera, Esval, Transelec), and to this should be added the lower profit as a result of the effects of the conversion(US$ 24 million), a lower compensation from forward contracts(US$ 15 million) and a greater expense related to the pension plan in Brazil(US$ 35 million).

- In addition, the net balance of Monetary Exposure reveals an increased loss of US$ 18 million that corresponds mainly to the devaluation of the Chilean Peso against the US Dollar. This devaluation was largely compensated by the existence of forward contracts insurance.

With respect to this exchange insurance mentioned above, we must emphasize the appropriate exchange risk hedging mechanisms applied by Enersis that have reduced the impact of the revaluation of the US Dollar, as can be appreciated from the analysis of the respective accounts.

Interest Rate Risk: In consolidated terms, as of December 2000, 54% of total liabilities were tied to floating rates (LIBOR and Chilean banking system rate), while 46% corresponding to fixed rate.

As of December 2001, floating rate debt tied decreased to 43% of the total, and fixed interest debt increased to 57% of the total debt.

Foreign Currency Risk: The exposure to foreign exchange variation is explained by assets and liabilities primarily denominated in foreign exchange, mostly US$.

As of December 2000, liabilities denominated in US$ represented 68% of total liabilities, however taking into account forwards for the US$/UF position, the proportion of debt denominated in US$ decreased down to 58%.

As of December 2001, the proportion of debt denominated in US$ reached 72%, but considering the position of forwards US$/UF, it reduced its stake down to 65%.

The US$ denomination of most of the Company's debt is linked to the fact that a significant portion of companies revenues are indexed, directly or indirectly, to the US$. In countries where indexation is lower, companies finance themselves in the local currency. Despite this coverage, there is a certain exposure to the fluctuations between Ch$ and US$. This exposure is basically managed through derivatives, mainly US$/UF forwards.

Currently, the exchange risk exposure is managed on a consolidated bases. The risk policy is intended to cover between 60% and 70% of the accounting exposure of the exchange rate risk.

Parent Company Income Statement
(Under Chilean GAAP, million Ch$)

Table 1.4
Million Ch$

	YE 01	YE 00	Var 01-00	Chg %
Operating Revenues	**4,176**	**4,160**	**16**	**0.4%**
Operating Expenses	**(820)**	**(847)**	**27**	**3.2%**
Operating Margin	**3,355**	**3,313**	**42**	**1.3%**
Selling and Administrative Expenses	(20,040)	(19,428)	(612)	-3.2%
Operating Income	**(16,685)**	**(16,115)**	**(570)**	**-3.5%**
Net Financial Income (Expenses)	**(111,347)**	**(136,918)**	**25,571**	**18.7%**
Interest Income	45,635	63,309	(17,673)	-27.9%
Interest Expense	(156,982)	(200,227)	43,245	21.6%
Net Income from Related Companies	**231,680**	**213,910**	**17,769**	**8.3%**
Equity Gains from Related Companies	241,519	226,192	15,327	6.8%
Equity Losses from Related Companies	(9,839)	(12,282)	2,442	19.9%
Net other Non Operating Income (Expense)	**12,831**	**95,255**	**(82,424)**	**-86.5%**
Other Non Operating Income	28,639	105,563	(76,923)	-72.9%
Other Non Operating Expenses	(15,808)	(10,308)	(5,500)	-53.4%
Net of Monetary Exposure	**(34,679)**	**(24,290)**	**(10,389)**	**-42.8%**
Price Level Restatement	1,537	227	1,310	575.7%
Foreign Exchange Effect	(36,216)	(24,518)	(11,699)	-47.7%
Positive Goodwill Amortization	**(49,001)**	**(43,190)**	**(5,811)**	**-13.5%**
Non Operating Income	**49,484**	**104,768**	**(55,284)**	**-52.8%**
Net Income b. Taxes, Min Int and Neg Goodwill Amo	**32,799**	**88,653**	**(55,854)**	**-63.0%**
Income Tax	8,064	4,208	3,857	91.7%
Negative Goodwill Amortization	63	15	48	325.8%
NET INCOME	**40,926**	**92,875**	**(51,949)**	**-55.9%**

Parent Company Income Statement
(Under Chilean GAAP, thousand US$)

Table 1.4.1
Th. US$

	YE 01	YE 00	Var 01-00	Chg %
Operating Revenues	6,377	6,353	24	0.4%
Operating Expenses	(1,253)	(1,294)	41	3.2%
Operating Margin	5,124	5,059	65	1.3%
Selling and Administrative Expenses	(30,606)	(29,670)	(935)	-3.2%
Operating Income	(25,481)	(24,611)	(870)	-3.5%
Net Financial Income (Expenses)	**(170,049)**	**(209,102)**	**39,052**	**18.7%**
Interest Income	69,695	96,686	(26,991)	-27.9%
Interest Expense	(239,744)	(305,787)	66,043	21.6%
Net Income from Related Companies	**353,823**	**326,685**	**27,137**	**8.3%**
Equity Gains from Related Companies	368,849	345,442	23,407	6.8%
Equity Losses from Related Companies	(15,027)	(18,757)	3,730	19.9%
Net other Non Operating Income (Expense)	**19,595**	**145,474**	**(125,878)**	**-86.5%**
Other Non Operating Income	43,738	161,216	(117,478)	-72.9%
Other Non Operating Expenses	(24,142)	(15,742)	(8,400)	-53.4%
Net of Monetary Exposure	**(52,963)**	**(37,096)**	**(15,867)**	**-42.8%**
Price Level Restatement	2,347	347	2,000	575.7%
Foreign Exchange Effect	(55,310)	(37,443)	(17,866)	-47.7%
Positive Goodwill Amortization	**(74,835)**	**(65,959)**	**(8,875)**	**-13.5%**
Non Operating Income	**75,572**	**160,002**	**(84,430)**	**-52.8%**
Net Inc b. Taxes, Min Int and Neg Goodwill Amort	**50,090**	**135,391**	**(85,301)**	**-63.0%**
Income Tax	12,316	6,426	5,890	91.7%
Negative Goodwill Amortization	97	23	74	325.8%
NET INCOME	**62,503**	**141,840**	**(79,337)**	**-55.9%**

Finally, here is a brief analysis of the Results of Enersis' distribution subsidiaries:

Chilectra

- Higher Non-Operating Income of US$ 17 million, mainly due to higher profits from related companies of US$ 11 million, higher price level restatement income of US$ 13 million and higher Other Non-Operating Income of US$ 8 million. This figure was partially offset by Lower Interest Income of US$ 15 million.
- Lower Operating Income of US$ 4 million, primarily due to higher Energy Purchases of US$ 51 million, partially compensated by higher Energy Sales of US$ 32 million, lower SG&A expenses of US$ 9 million and higher Net Operating & Maintenance Income of US$ 6 million, .
- Higher Tax payment of US$ 14 million and higher Minority Interest of US$ 1 million.

Río Maipo

- Lower Operating Income of US$ 2 million, primarily due to higher Energy Purchases of US$ 10 million and higher SG&A expenses of US$ 2 million, compensated by US$ 6 million increase in Energy Sales and lower Net Operating & Maintenance Costs of US$ 3 million.
- Lower Non-Operating Income of US$ 0.3 million, mainly due to higher Other Non-Operating Expenses .
- Higher Tax payment of US$ 0.2 million.

Cerj

- Higher Operating Income of US$ 85 million, primarily explained by lower SG&A expenses of US$ 79 million, lower Operating & Maintenance Costs of US$ 32 million, compensated by lower energy sales of US$ 14 million due to Brazil's Rationing Program set in 2001 and lower Other Operating Revenues of US$ 11 million.
- Lower Non-Operating Income of US$ 65 million, mainly due to lower Net Other Non Operating Income of US$ 79 million and higher Net Losses in Related Companies of US$ 2 million, compensated by higher Net Interest Income of US$ 17 million.
- Lower Tax payment of US$ 17 million.

Coelce

- Higher Operating Income of US$ 14 million, mainly due to lower SG&A of US$ 17 million, lower Operating Costs of US$ 5 million, compensated by lower energy sales of US$ 10 million due to Brazil's Rationing Program set in 2001.
- Lower Non-Operating Income of US$ 21 million, mainly explained by higher Net Interest Expenses of US$ 13 million and an US$ 8 million negative conversion effect recorded as a result of the Brazilian R$ depreciation and the application of Technical Bulletin N°64 of Chilean accounting principles.
- Higher Tax payment of US$ 6 million.

Codensa

- Higher Operating Income of US$ 14 million, primarily explained by lower SG&A expenses of US$ 16 million, lower Energy Purchases US$ 15 million and higher Energy Sales of US$ 3 million, compensated by lower Net Other Operating Expenses of US$ 20 million.
- Lower Non-Operating Income of US$ 19 million, mainly due to lower Other Non-Operating expenses of US$ 17 million and lower Net Financial Income of US$ 2 million.
- Lower Income taxes paid of US$ 9 million, compensated by a US$ 7 million conversion effect recorded as a result of the Colombian Peso depreciation and the application of Technical Bulletin N°64 of Chilean accounting principles.

Edelnor

- Higher Operating Income of US$ 2 million, mainly due to higher Net Other Operating revenues of US$ 2 million.
- Higher Non-Operating Income of US$ 2 million, mainly explained by higher Other Non-Operating Revenues of US$ 1 million and higher Net Interest Income of US$ 1 million.
- Lower Tax payment of US$ 5 million.

Edesur

- Higher Operating Income of US$ 26 million, mainly due to lower Energy Purchases of US$ 41 million and lower SG&A expenses of US$ 10 million, partially compensated by higher Net Other Operating Expenses of US$ 13 million and lower Energy Sales of US$ 13 million.
- Higher Non-Operating Income of US$ 19 million, mainly explained by higher Other Non-Operating Income of US$ 24 million, compensated by higher Interest Expenses of US$ 5 million.

Higher Tax payment of US$ 20 million.

Consolidated Balance Sheet Analysis

The performance of key financial indicators are shown below:

Table 2

Assets (million Ch$)	Dic-01	Dic-00	Dec 01-00	%Var 01-00
Current Assets	1,128,589	996,649	131,940	13.2%
Fixed Assets	9,344,708	8,684,284	660,424	7.6%
Other Assets	1,914,857	1,732,032	182,825	10.6%
Total Assets	**12,388,154**	**11,412,965**	**975,189**	**8.5%**

Table 2.1

Assets (thousand US$)	Dic-01	Dic-00	Dec 01-00	%Var 01-00
Current Assets	1,723,589	1,522,090	201,500	13.2%
Fixed Assets	14,271,305	13,262,701	1,008,604	7.6%
Other Assets	2,924,383	2,645,172	279,212	10.6%
Total Assets	**18,919,278**	**17,429,962**	**1,489,316**	**8.5%**

The Company's total assets show a US$ 1,489 million increase compared to the same period of the previous year, mainly due to:

- *Increase in fixed assets due to the methodology of recording non monetary assets in historic dollars in* unstable countries, under Technical Bulletin No. 64.
- Current Assets increased because of more Time Deposits by US $146 million, also by an increase in account receivables, these effects were partially compensated by lower position in Forward contracts US$ 16 million.

Table 3

Liabilities (million Ch$)	Dic-01	Dic-00	Dec 01-00	%Var 01-00
Current liabilities	1,591,557	1,583,569	7,988	0.5%
Long-term liabilities	5,662,488	5,072,614	589,874	11.6%
Minority interest	3,954,923	3,622,063	332,860	9.2%
Equity	1,179,186	1,134,719	44,467	3.9%
Total Liabilities	**12,388,154**	**11,412,965**	**975,189**	**8.5%**

Table 3.1

Liabilities (thousand US$)	Dic-01	Dic-00	Dec 01-00	%Var 01-00
Current liabilities	2,430,637	2,418,438	12,199	0.5%
Long-term liabilities	8,647,792	7,746,933	900,860	11.6%
Minority interest	6,039,987	5,531,641	508,346	9.2%
Equity	1,800,861	1,732,951	67,910	3.9%
Total Liabilities	**18,919,278**	**17,429,962**	**1,489,316**	**8.5%**

Liabilities increased by US$ 913 or 9%, basically explained by the exchange rate variation on Obligations with Banks and other Financial Institutions, derived from the devaluation of the Chilean Peso.

The minority interest increased by US$ 508 million, due to the increase of equities of foreign subsidiaries, because of the methodology of recording in historic dollars the non-monetary liabilities (equity). This was partially compensated by the acquisition of shares in Chilectra and Río Maipo.

In relation to equity, it is worth mentioning that it increased by US$ 68 million compared to December 2000. This variation is mainly explained by a US$ 63 million profit of the period.

Evolution of key financial ratios:

Table 4

Indicator	Unit	Dic-01	Dic-00	Dec 01-00	%Var 01-00
Liquidity	Times	0.71	0.63	0.08	12.7%
Acid ratio test *	Times	0.70	0.62	0.08	12.9%
Working capital	million Ch$	(462,968)	(586,920)	123,952	(21.1%)
Working capital	thousands US$	(707,048)	(896,348)	189,300	(21.1%)
Leverage **	Times	1.41	1.40	0.01	0.7%
Short-term debt	%	0.22	0.24	(0.02)	(7.8%)
Long-term debt	%	0.78	0.76	0.02	2.4%
Interest Coverage***	Times	2.69	2.09	0.60	28.5%
EBITDA****	million Ch$	1,146,179	925,604	220,575	23.8%
EBITDA	million US$	1,750	1,414	337	23.8%
ROE	%	3.47%	8.18%	(4.7%)	(57.6%)
ROA	%	0.3%	0.8%	(0.5%)	(59.4%)

* Current assets net of inventories and pre-paid expenses
** Using the ratio = Total debt / (equity + minority interest)
***EBITDAEI/Interest expenses=(Earnings before taxes+
Fin exp+Net non operating income+depreciation+Positive Goodwill)/Interest expenses
****EBITDA: Operating Income+Depreciation

As discussed before, and considering the lower indebtedness plus lower interest rate, the interest coverage ratio shows an important 29% increase.

It is also worth noting the 24% increase in EBITDA.

Consolidated Balance Sheet
(Under Chilean GAAP, million Ch$)

Table 5
Million Ch$

	YE 01	YE 00
CURRENT ASSETS		
Cash	36,552	27,256
Time Deposits	172,925	77,376
Marketable Securities	197	11,953
Accounts Receivable, net	534,222	474,887
Notes receivable	11,668	9,508
Other accounts receivable	63,967	60,225
Amounts due from related companies	17,495	19,499
Inventories net	75,169	73,136
Income taxes to be recovered	55,835	69,488
Prepaid expenses	13,565	9,467
Deferred income taxes	23,458	29,670
Other current assets	123,535	134,183
Net of Long Term Leasing Contracts	-	-
Net of Assest for leasing	-	-
Total current assets	**1,128,589**	**996,648**
PROPERTY, PLANT AND EQUIPMENT		
Property	152,827	135,520
Buildings and Infraestructure	10,633,152	9,623,210
Plant and equipment	1,770,039	1,631,034
Other assets	489,448	413,412
Technical re-appraisal	660,687	602,049
Sub - Total	13,706,153	12,405,225
Acumulated depreciation	(4,361,445)	(3,720,941)
Total property, plant and equipment	**9,344,708**	**8,684,284**
OTHER ASSETS		
Investments in related companies	162,571	153,335
Investments in other companies	145,205	131,266
Positive Goodwill	1,277,127	1,303,290
Negative goodwill	(172,624)	(195,797)
Long-term receivables	98,935	46,113
Amounts due from related companies	165,697	143,935
Intangibles	69,609	58,366
Accumulated amortization	(24,416)	(14,434)
Deferred income taxes	-	-
Others	192,753	105,958
Net of Long Term Leasing Contracts	-	-
Total other assets	**1,914,857**	**1,732,032**
TOTAL ASSETS	**12,388,155**	**11,412,965**

Consolidated Balance Sheet
(Under Chilean GAAP, million Ch$)

Cont. Table 5

	YE 01	YE 00
LIABILITIES AND SHAREHOLDER'S EQUITY		
CURRENT LIABILITIES		
Due to banks and financial institutions(Short Term)	292,243	476,275
Due to banks and financial institutions(Short term portion of Long Term)	408,657	210,166
Commercial paper equivalent	53,039	16,635
Bonds payable(Short Term)	61,018	90,660
Long-term liabilities maturing before one year	31,215	29,286
Dividends payable	6,805	5,742
Accounts payable	251,413	248,240
Notes payable	44,106	14,270
Miscellaneous payables	46,220	30,857
Accounts payable to related companies	30,214	32,045
Provisions	77,593	71,422
Withholdings	52,386	65,579
Income Tax	75,032	115,542
Anticipated income	10,985	10,675
Deferred Taxes	-	-
Other current liabilities	150,631	166,175
Total current liabilities	**1,591,557**	**1,583,569**
LONG-TERM LIABILITIES		
Due to banks and financial institutions	1,896,800	1,643,588
Bonds payable	2,225,322	1,925,426
Notes payable	227,152	228,487
Miscellaneous payables	33,735	28,127
Amounts payable to related companies	972,531	1,050,738
Provisions	227,562	122,772
Deferred taxes	35,010	19,990
Other long-term liabilities	44,376	53,485
Total Long-term liabilities	**5,662,488**	**5,072,614**
Minority interest	3,954,923	3,622,063
SHAREHOLDERS' EQUITY		
Paid-in capital, no par value	729,328	729,328
Additional paid-in capital-share premium	32,398	32,398
Other reserves	26,693	7,401
Total Capital and Reserves	**788,419**	**769,127**
RETAINED EARNINGS		
Future Dividends Reserve	-	-
Retained Earnings	350,149	272,625
Retained Losses	-	-
Net Income	40,926	92,875
Interim dividends	-	-
Development subsidaries deficits	(308)	91
Total Retained Earnings	**390,767**	**365,592**
Total Shareholder's Equity	**1,179,186**	**1,134,719**
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	**12,388,155**	**11,412,965**

Consolidated Balance Sheet
(Under Chilean GAAP, thousand US$)

Table 5.1
Th. US$

	YE 01	YE 00
CURRENT ASSETS		
Cash	55,823	41,625
Time Deposits	264,093	118,170
Marketable Securities	301	18,254
Accounts Receivable, net	815,868	725,251
Notes receivable	17,820	14,521
Other accounts receivable	97,691	91,976
Amounts due from related companies	26,718	29,779
Inventories,net	114,799	111,695
Income taxes to be recovered	85,272	106,123
Prepaid expenses	20,716	14,458
Deferred income taxes	35,826	45,312
Other current assets	188,664	204,926
Net of Long Term Leasing Contracts	0	0
Net of Assest for leasing	0	0
Total currrent assets	**1,723,589**	**1,522,089**
PROPERTY, PLANT AND EQUIPMENT		
Property	233,398	206,967
Buildings and Infraestructure	16,239,026	14,696,635
Plant and equipment	2,703,217	2,490,927
Other assets	747,489	631,366
Technical re-appraisal	1,009,006	919,454
Sub - Total	**20,932,135**	**18,945,349**
Acumulated depreciation	(6,660,830)	(5,682,647)
Total property, plant and equipment	**14,271,306**	**13,262,701**
OTHER ASSETS		
Investments in related companies	248,279	234,175
Investments in other companies	221,758	200,471
Positive Goodwill	1,950,438	1,990,394
Negative goodwill	(263,633)	(299,023)
Long-term receivables	151,095	70,424
Amounts due from related companies	253,053	219,819
Intangibles	106,307	89,136
Accumulated amortization	(37,288)	(22,044)
Deferred income taxes	-	-
Others	294,374	161,820
Net of Long Term Leasing Contracts	-	-
Total other assets	**2,924,384**	**2,645,172**
TOTAL ASSETS	**18,919,279**	**17,429,962**

Consolidated Balance Sheet
(Under Chilean GAAP, thousand US$)

Cont. Table 5.1

	YE 01	YE 00
LIABILITIES AND SHAREHOLDER'S EQUITY		
CURRENT LIABILITIES		
Due to banks and financial institutions(Short Term)	446,315	727,370
Due to banks and financial institutions(Short term portion of Lon	624,105	320,968
Commercial paper equivalent	81,002	25,406
Bonds payable(Short Term)	93,187	138,456
Long-term liabilities maturing before one year	47,672	44,725
Dividends payable	10,392	8,769
Accounts payable	383,960	379,115
Notes payable	67,359	21,794
Miscellaneous payables	70,587	47,124
Accounts payable to related companies	46,143	48,939
Provisions	118,500	109,076
Withholdings	80,004	100,153
Income Tax	114,590	176,457
Anticipated income	16,776	16,303
Deferred Taxes	-	-
Other current liabilities	230,045	253,784
Total current liabilities	**2,430,637**	**2,418,438**
LONG-TERM LIABILITIES		
Due to banks and financial institutions	2,896,807	2,510,100
Bonds payable	3,398,527	2,940,525
Notes payable	346,908	348,947
Miscellaneous payables	51,520	42,955
Amounts payable to related companies	1,485,257	1,604,694
Provisions	347,534	187,499
Deferred taxes	53,467	30,529
Other long-term liabilities	67,772	81,683
Total Long-term liabilities	**8,647,793**	**7,746,933**
Minority interest	6,039,988	5,531,640
SHAREHOLDERS´ EQUITY		
Paid-in capital, no par value	1,113,835	1,113,835
Additional paid-in capital-share premium	49,479	49,479
Other reserves	40,765	11,302
Total Capital and Reserves	**1,204,079**	**1,174,617**
RETAINED EARNINGS		
Future Dividends Reserve	-	-
Retained earnings	534,750	416,355
Retained Losses	-	-
Net Income	62,503	141,840
Interim dividends	-	-
Development subsidaries deficits	(471)	139
Total Retained Earnings	**596,783**	**558,334**
Total Shareholder´s Equity	**1,800,862**	**1,732,951**
TOTAL LIABILITIES AND SHAREHOLDER´S EQUITY	**18,919,279**	**17,429,962**

Consolidated Cash Flow Analysis
(Under Chilean GAAP)

During the period, the Company generated a net positive cash flow of US$ 145 million, explained as follows:

Table 6

Effective Cash Flow (million Ch$)	Dic-01	Dic-00	Dec 01-00	%Var 01-00
Operating	643,612	523,001	120,611	23.1%
Financing	(59,625)	(790,572)	730,947	(92.5%)
Investment	(488,970)	171,472	(660,442)	(385.2%)
Net cash flow of the period	**95,017**	**(96,100)**	**191,117**	**(198.9%)**

Table 6.1

Effective Cash Flow (thousand US$)	Dic-01	Dic-00	Dec 01-00	%Var 01-00
Operating	982,929	798,731	184,198	23.1%
Financing	(91,060)	(1,207,367)	1,116,308	(92.5%)
Investment	(746,759)	261,873	(1,008,632)	(385.2%)
Net cash flow of the period	**145,111**	**(146,763)**	**291,874**	**(198.9%)**

Operating activities generated a net positive flow of US$ 983 million which represents a 23% increase, explained by a US$ 63 million profit in the period, and by net charges results, which do not represent cash flow, by US$ 831 million. In addition, it considers a decrease in assets which impact the operating cash flow by US$ 216 million, partially compensated by a decrease on liabilities by US$ 312 million.

Financing activities originated a negative flow of US$ 91 million, mainly due to loan payments of US$ 2,773 million, dividend payments of US$ 214 million, payment of bonds of US$ 236 million and other disbursements of US$ 49 million, partially compensated by new loans and other bond issued for US$ 2,872 million and US$ 416 million, respectively.

Investment activities generated a net negative flow of US$ 747 million, basically explained by the net addition of fixed assets amounting to US$ 506 million. Other investments by US$ 279 million, permanent investments by US $ 19 million. The previously mentioned figures were partially compensated by sales of fixed assets and other income by US$ 58 million.

Consolidated Cash Flow
(Under Chilean GAAP, million Ch$)

Table 7
Million Ch$

	YE 01	YE 00
CASH FLOWS ORIGINATED FROM OPERATING ACTIVITIES		
Net income (loss) for the year	40,926	92,875
Profit (losses) from sales of assets:		
(Profit) loss on sale of fixed assets	(5,567)	(61,065)
(Profit) loss on sale of investment	-	(202,046)
Charges (credits) which do not represent cash flows:		
Depreciation	413,612	388,954
Amortization of intangibles	8,678	33,080
Write-offs and accrued expenses	80,872	91,398
Accrued profit from related companies(less)	(3,524)	(4,415)
Accrued losses from related companies	13,911	4,340
Amortization of positive goodwill	77,989	69,625
Amortization of negative goodwill(less)	(46,070)	(41,405)
Net, price-level restatement	(2,112)	14,808
Net, foreign exchange effect	29,963	1,215
Other credits which do not represent cash flow(less)	(106,474)	(48,132)
Other charges which do not represent cash flow	82,984	110,038
Assets variations which affect cash flow:		
Decrease in receivables accounts	116,467	(106,208)
Decrease (increase) in inventory	1,176	22,433
Decrease (increase) in other assets	23,717	(51,807)
Liabilities variations which affect cash flow:		
(Decreased) increase in payable accounts related to operating income	(60,375)	(2,663)
Increase of payable interest	14,670	97,040
Net increase (decrease) of payable income tax	(52,498)	11,139
Increase (decrease) of other payable accounts related to non-operating income	7,961	(73,222)
Net (decrease) of payable value added tax and other taxes	(114,202)	(1,623)
Profit related to minority interest	121,507	178,641
NET POSITIVE CASH FLOW ORIGINATED FROM OPERATING ACTIVITIES	**643,612**	**523,001**

Consolidated Cash Flow
(Under Chilean GAAP, million Ch$)

Cont. 7

	YE 01	YE 00
CASH FLOWS ORIGINATED FROM FINANCING ACTIVITIES		
Shares issued and suscribed	-	305,169
Proceeds from loans hired	1,880,485	1,553,604
Proceeds from debt issuance	272,209	51,008
Other sources of financing	29,451	43,556
Dividends paid	(140,260)	(145,933)
Loans, debt amortization (less)	(1,815,595)	(2,061,623)
Issuance debt amortization(less)	(154,631)	(204,238)
Amortization of loans obtained from related companies	(97,961)	(81,388)
Amortization of other loans obtained from related companies	-	(71,874)
Expenses paid related to debt issuance (less)	(967)	-
Other disbursements related to financing(less)	(32,356)	(178,854)
NET (NEGATIVE) CASH FLOW ORIGINATED FROM FINANCING ACTIVITIES	**(59,625)**	**(790,573)**
CASH FLOWS ORIGINATED FROM INVESTING ACTIVITIES		
Sale of fixed assets	19,142	136,145
Sale of investments	-	503,776
Collection upon loans to related companies	5,365	3,743
Collection upon other loans to related companies	-	16
Other income on investments	13,278	208,466
Additions to fixed assets (less)	(331,606)	(333,019)
Long-term investments(less)	(12,505)	(313,721)
Investment in financing instruments	-	(1,845)
Other loans to related companies(less)	(227)	-
Other investment disbursements(less)	(182,418)	(32,090)
NET (NEGATIVE)CASH FLOW ORIGINATED FROM INVESTMENT ACTIVITIES	**(488,970)**	**171,472**
NET POSITIVE CASH FLOW FOR THE PERIOD	**95,017**	**(96,100)**
EFFECT OF PRICE-LEVEL RESTATEMENT UPON CASH AND CASH EQUIVALENT	**(73)**	**3,996**
NET VARIATION OF CASH AND CASH EQUIVALENT	**94,944**	**(92,105)**
INITIAL BALANCE OF CASH AND CASH EQUIVALENT	**116,540**	**208,644**
FINAL BALANCE OF CASH AND CASH EQUIVALENT	**211,483**	**116,540**

Consolidated Cash Flow
(Under Chilean GAAP, thousand US$)

Table 7.1
Th. US$

	YE 01	YE 00
CASH FLOWS ORIGINATED FROM OPERATING ACTIVITIES		
Net income (loss) for the year	62,503	141,840
Profit (losses) from sales of assets:		
(Profit) loss on sale of fixed assets	(8,503)	(93,259)
(Profit) loss on sale of investment	-	(308,567)
Charges (credits) which do not represent cash flows:		
Depreciation	631,671	594,013
Amortization of intangibles	13,253	50,521
Write-offs and accrued expenses	123,508	139,583
Accrued profit from related companies(less)	(5,381)	(6,743)
Accrued losses from related companies	21,245	6,629
Amortization of positive goodwill	119,105	106,332
Amortization of negative goodwill(less)	(70,358)	(63,234)
Net, price-level restatement	(3,225)	22,615
Net, foreign exchange effect	45,759	1,856
Other credits which do not represent cash flow(less)	(162,608)	(73,508)
Other charges which do not represent cash flow	126,734	168,050
Assets variations which affect cash flow:		
Decrease in receivables accounts	177,870	(162,201)
Decrease (increase) in inventory	1,796	34,259
Decrease (increase) in other assets	36,221	(79,120)
Liabilities variations which affect cash flow:		
(Decreased) increase in payable accounts related to operating income	(92,205)	(4,067)
Increase of payable interest	22,404	148,201
Net increase (decrease) of payable income tax	(80,176)	17,012
Increase (decrease) of other payable accounts related to non-operating income	12,159	(111,826)
Net (decrease) of payable value added tax and other taxes	(174,409)	(2,479)
Profit related to minority interest	185,567	272,822
NET POSITIVE CASH FLOW ORIGINATED FROM OPERATING ACTIVITIES	**982,929**	**798,731**

Consolidated Cash Flow
(Under Chilean GAAP, thousand US$)

Cont. 7.1

	YE 01	YE 00
CASH FLOWS ORIGINATED FROM FINANCING ACTIVITIES		
Shares issued and suscribed	-	466,057
Proceeds from loans hired	2,871,890	2,372,676
Proceeds from debt issuance	415,719	77,900
Other sources of financing	44,978	66,520
Dividends paid	(214,206)	(222,871)
Loans, debt amortization (less)	(2,772,789)	(3,148,526)
Issuance debt amortization(less)	(236,154)	(311,914)
Amortization of loans obtained from related companies	(149,607)	(124,297)
Amortization of other loans obtained from related companies	-	(109,767)
Expenses paid related to debt issuance (less)	(1,477)	-
Other disbursements related to financing(less)	(49,415)	(273,147)
NET (NEGATIVE) CASH FLOW ORIGINATED FROM FINANCING ACTIVITIES	**(91,060)**	**(1,207,369)**
CASH FLOWS ORIGINATED FROM INVESTING ACTIVITIES		
Sale of fixed assets	*29,234*	*207,922*
Sale of investments	-	769,371
Collection upon loans to related companies	8,193	5,717
Collection upon other loans to related companies	-	24
Other income on investments	20,278	318,370
Additions to fixed assets (less)	(506,430)	(508,589)
Long-term investments(less)	(19,097)	(479,117)
Investment in financing instruments	-	(2,817)
Other loans to related companies(less)	(346)	-
Other investment disbursements(less)	(278,591)	(49,008)
NET (NEGATIVE)CASH FLOW ORIGINATED FROM INVESTMENT ACTIVITIES	**(746,759)**	**261,873**
NET POSITIVE CASH FLOW FOR THE PERIOD	**145,110**	**(146,765)**
EFFECT OF PRICE-LEVEL RESTATEMENT UPON CASH AND CASH EQUIVALENT	**(111)**	**6,102**
NET VARIATION OF CASH AND CASH EQUIVALENT	**144,999**	**(140,663)**
INITIAL BALANCE OF CASH AND CASH EQUIVALENT	**177,980**	**318,643**
FINAL BALANCE OF CASH AND CASH EQUIVALENT	**322,979**	**177,980**

Business Information
Main Operating Figures

Table 8 DISTRIBUTION BUSINESS

Company	Customers (Th) YE01	Customers (Th) YE00	Dif 00-01	Var 00-01
Chilectra	1,289	1,262	27	2.14%
Rio Maipo	294	287	7	2.44%
Cerj	1,691	1,581	110	6.96%
Coelce	1,917	1,796	121	6.74%
Codensa	1,850	1,802	48	2.66%
Edelnor	867	852	15	1.76%
Edesur	2,097	2,108	(11)	-0.52%
Total	**10,005**	**9,688**	**317**	**3.27%**

Company	GWh sold YE01	GWh sold YE00	Dif 00-01	Var 00-01
Chilectra	9,585	9,089	496	5.46%
Rio Maipo	1,245	1,186	59	4.97%
Cerj	6,739	7,656	(917)	-11.98%
Coelce	5,352	5,894	(542)	-9.20%
Codensa	8,673	8,776	(103)	-1.17%
Edelnor	3,685	3,583	102	2.85%
Edesur	12,909	12,597	312	2.48%
Total	**48,188**	**48,781**	**(593)**	**-1.22%**

Company	Clients/Employee YE01	Clients/Employee YE00	Dif 00-01	Var 00-01
Chilectra	1,785	1,455	330	22.68%
Rio Maipo	3,764	3,121	643	20.60%
Cerj	1,249	1,128	121	10.73%
Coelce	1,309	1,128	181	16.05%
Codensa	2,276	1,860	416	22.37%
Edelnor	1,557	1,379	178	12.91%
Edesur	925	886	39	4.40%

Company	Energy Losses % (*) YE01	Energy Losses % (*) YE00	Dif 00-01
Chilectra	5.4%	5.2%	0.002
Rio Maipo	6.4%	5.4%	0.010
Cerj	22.7%	19.7%	0.030
Coelce	13.0%	13.3%	(0.003)
Codensa	11.8%	10.5%	0.013
Edelnor	8.9%	9.9%	(0.010)
Edesur	9.9%	10.3%	(0.004)
Weighted Average Losses	**11.9%**	**11.5%**	**0.004**

(*) Energy Losses calculated using Trailing Twelve Months (TTM)

Business Information
Main Operating Figures

Table 8.1 GENERATION BUSINESS

Country	Market	Energy Sales (GWh)		Var 00-01	Market Share YE01
		YE01	YE00		
Chile	SIC & SING	18,673	20,086	-7.0%	49.0%
Argentina	SIN	12,988	15,549	-16.5%	13.5%
Perú	SICN	4,239	3,604	17.6%	23.0%
Colombia	SIN	14,591	13,356	9.2%	23.3%
Brazil	SICN	3,743	3,887	-3.7%	1.2%
Total		**54,234**	**56,482**	**-4.0%**	


MONTHLY CURRENCY VARIATION
35.00%
30.00%
25.00%
20.00%
15.00%
10.00%
5.00%
0.00%
% of Variation
Sep-00
Oct-00
Nov-00
Dec-00
Ene-01
Feb-01
Mar-01
Abr-01
May-01
Jun-01
Jul-01
Ago-01
Sep-01
Oct-01
Nov-01
Dic-01
Month
UF variation
US$ variation

Partially Consolidated Income Statement in million Ch$

Table 9

Enersis S.A.
Parent Company Consolidated with Enersis Int., Emp. Eléctrica de Panamá, Enersis Investment and Enersis Interocean
Fourth Quarter 2001 Earnings Report (Under Chilean GAAP)
(in million Ch$ of year 2001)

4Q 01	4Q 00	Var %		YE 01	YE 00	Var %
1,234	1,360	-9.3%	Gross Operating Margin	3,355	4,844	-30.7%
-5,358	-6,342	15.5%	S&A Expenses	-20,040	-20,251	1.0%
-4,124	**-4,982**	**17.2%**	**Operating Income**	**-16,685**	**-15,407**	**-8.3%**
16,522	79,922	-79.3%	Endesa	42,022	66,925	-37.2%
13,104	6,719	95.0%	Chilectra	40,171	32,310	24.3%
1,986	2,151	-7.6%	Rio Maipo	8,862	8,405	5.4%
18,701	8,335	124.4%	Edesur	52,587	32,370	62.5%
1,758	1,842	-4.6%	Edelnor	7,970	4,485	77.7%
-43,099	-2,290	-1782.2%	Cerj	-3,990	-3,212	-24.2%
-114	-1,628	93.0%	Coelce	-2,937	-1,720	-70.8%
791	-204	487.6%	Codensa	4,992	3,998	24.9%
802	2,041	-60.7%	CAM Uno (formerly CAM)	4,070	4,687	-13.2%
3,711	3,278	13.2%	Inm Manso de Velasco	5,433	7,777	-30.1%
1,593	716	122.6%	CAM(formerly Diprel)	3,993	2,260	76.7%
1,796	1,333	34.7%	Synapsis	5,314	4,997	6.3%
24	-303	107.9%	Endesa Market Place	-327	-303	-7.7%
3,333	2,697	23.6%	Other	14,773	5,588	164.4%
20,908	**104,608**	**-80.0%**	**Net Income from Related Companies**	**182,933**	**168,568**	**8.5%**
18,329	20,736	-11.6%	Interest Income	75,653	90,457	-16.4%
-37,122	-42,200	12.0%	Interest Expense	-158,314	-197,404	19.8%
-18,792	-21,464	12.4%	Net Financial Income (Expenses)	-82,661	-106,947	22.7%
5,636	8,243	-31.6%	Other Non Operating Income	29,306	105,888	-72.3%
-3,998	-2,750	-45.4%	Other Non Operating Expenses	-16,857	-13,606	-23.9%
1,638	5,492	-70.2%	Net other Non Operating Income (Expenses)	12,448	92,282	-86.5%
860	-6,016	114.3%	Price Level Restatement	-698	-10,728	93.5%
6,727	-736	1013.6%	Foreign Exchange Effect	-18,423	3,960	-565.2%
7,587	-6,752	212.4%	Net Price Level Restatement and Foreign Exchange Effect	-19,121	-6,768	-182.5%
-12,904	-11,829	-9.1%	Positive Goodwill Amortization	-52,459	-46,781	-12.1%
-1,563	**70,055**	**-102.2%**	**Non Operating Income**	**41,140**	**100,353**	**-59.0%**
-5,687	**65,073**	**-108.7%**	**Net Income before (1), (2) & (3)**	**24,455**	**84,946**	**-71.2%**
3,809	1,412	169.8%	Income Tax (1)	7,995	3,895	105.2%
13	4	256.6%	Negative Goodwill Amortization (2)	63	15	325.6%
-2,220	2,849	-177.9%	Minority Interest (3)	8,413	4,019	109.3%
-4,085	**69,338**	**-105.9%**	**NET INCOME**	**40,926**	**92,875**	**-55.9%**
(0.49)	8.36		EPS (Ch$)	4.94	11.20	
(0.04)	0.64		EPADS (US$)	0.38	0.86	
8,291,020	8,291,020		Common Shares Outstanding (MM)	8,291,020	8,291,020	

Partially Consolidated Income Statement in thousand US$

Table 9.1

Enersis S.A.

Parent Company Consolidated with Enersis Int., Emp. Eléctrica de Panamá, Enersis Investment and Enersis Interocean

Fourth Quarter 2001 Earnings Report (Under Chilean GAAP)
(in thousand US$ of year 2001)

4Q01	4Q00	Var %		YE 01	YE 00	Var %
1,884	2,078	-9.3%	Gross Operating Margin	5,124	7,398	-30.7%
-8,182	-9,686	15.5%	S&A Expenses	-30,606	-30,927	1.0%
-6,298	**-7,608**	**17.2%**	**Operating Income**	**-25,481**	**-23,529**	**-8.3%**
25,232	122,058	-79.3%	Endesa	64,176	102,209	-37.2%
20,012	10,262	95.0%	Chilectra	61,350	49,345	24.3%
3,033	3,284	-7.6%	Río Maipo	13,534	12,836	5.4%
28,560	12,729	124.4%	Edesur	80,311	49,436	62.5%
2,685	2,813	-4.6%	Edelnor	12,171	6,849	77.7%
-65,821	-3,497	-1782.2%	Cerj	-6,093	-4,905	-24.2%
-174	-2,486	93.0%	Coelce	-4,486	-2,627	-70.8%
1,209	-312	487.6%	Codensa	7,623	6,105	24.9%
1,225	3,117	-60.7%	CAM Uno (formerly CAM)	6,216	7,158	-13.2%
5,668	5,006	13.2%	Inm Manso de Velasco	8,298	11,878	-30.1%
2,433	1,093	122.6%	CAM(formerly Diprel)	6,098	3,451	76.7%
2,743	2,036	34.7%	Synapsis	8,116	7,632	6.3%
37	-463	107.9%	Endesa Market Place	-499	-463	-7.7%
5,090	4,118	23.6%	Others	22,561	8,534	164.4%
31,931	**159,758**	**-80.0%**	**Net Income from Related Companies**	**279,376**	**257,438**	**8.5%**
27,993	31,668	11.6%	Interest Income	115,537	138,147	-16.4%
-56,693	-64,448	12.0%	Interest Expense	-241,778	-301,477	19.8%
-28,700	-32,780	12.4%	Net Financial Income (Expenses)	-126,241	-163,330	22.7%
8,607	12,588	-31.6%	Other Non Operating Income	44,756	161,713	-72.3%
-6,106	-4,200	-45.4%	Other Non Operating Expenses	-25,745	-20,780	-23.9%
2,501	8,388	-70.2%	Net other Non Operating Income (Expenses)	19,011	140,933	-86.5%
1,314	-9,187	114.3%	Price Level Restatement	-1,066	-16,385	93.5%
10,273	-1,124	1013.6%	Foreign Exchange Effect	-28,135	6,048	-565.2%
11,587	-10,312	212.4%	Net Price Level Restatement and Foreign Exchange Effect	-29,202	-10,337	-182.5%
-19,708	-18,066	-9.1%	Positive Goodwill Amortization	-80,115	-71,445	-12.1%
-2,388	**106,988**	**-102.2%**	**Non Operating Income**	**62,830**	**153,260**	**-59.0%**
-8,685	**99,380**	**-108.7%**	**Net Income before (1), (2) & (3)**	**37,348**	**129,730**	**-71.2%**
5,817	2,156	169.8%	Income Tax (1)	12,209	5,949	105.2%
20	6	256.6%	Negative Goodwill Amortization (2)	97	23	325.6%
-3,390	4,351	-177.9%	Minority Interest (3)	12,849	6,138	109.3%
-6,238	**105,893**	**-105.9%**	**NET INCOME**	**62,503**	**141,840**	**-55.9%**
(0.49)	8.36		EPS (Ch$)	4.94	11.20	
(0.04)	0.64		EPADS (US$)	0.38	0.86	
8,291,020	8,291,020		Common Shares Outstanding (MM)	8,291,020	8,291,020	

Ownership of the Company as of December 31, 2001
Total Shareholders: 9,823

Figure 1



Foreign Inv. Funds
1.01%
Stockbrokers, M. Funds & Ins. Co's
5.41%
Others
5.55%
Chilean Pension Funds
14.05%
ADR's
8.98%
Endesa Spain
65.00%

Conference Call Invitation

Enersis is pleased to inform you that it will hold a conference call to review its results for the period, on Friday, March 1st, 2002, at 10:00 am (New York time). To participate, please dial +1(973) 694-6836 or (800) 360-9865 (toll free USA), approximately 10 minutes prior to the scheduled start time.

To access the call online, or to access the replay, go to http://www.enersis.com

This Press Release contains statements that could constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements appear in a number of places in this announcement and include statements regarding the intent, belief or current expectations of Enersis and its management with respect to, among other things: (1) Enersis's business plans; (2) Enersis's cost-reduction plans; (3) trends affecting Enersis's financial condition or results of operations, including market trends in the electricity sector in Chile or elsewhere; (4) supervision and regulation of the electricity sector in Chile or elsewhere; and (5) the future effect of any changes in the laws and regulations applicable to Enersis's or its affiliates. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those in the forward-looking statements as a result of various factors. These factors include a decline in the equity capital markets of the United States or Chile, an increase in the market rates of interest in the United States or elsewhere, adverse decisions by government regulators in Chile or elsewhere and other factors described in Enersis's Annual Report on Form 20-F. Readers are cautioned not to place undue reliance on those forward-looking statements, which state only as of their dates. Enersis undertakes no obligation to release publicly the result of any revisions to these forward-looking statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENERSIS, S.A.



Dated: March 4, 2002

By:________________________

Name: Enrique García

Title: Chief Executive Officer